P.E. 2-28-02



02026385

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K


SEC MAIL PROCESSING
RECEIVED
MAR 19 2002
366
SECTION

Report of Foreign Issuer

**Pursuant to Rule l3a-16 of
the Securities Exchange Act of 1934**

**For the month of February, 2002
Commission File Number 1-8819**

BT Group public limited company

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosures: one company announcement made on February 26, 2002.

- Sweeping price reductions as BT targets Broadband million

This report on Form 6-K is incorporated by reference into Registration Statement No. 333-14214

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
public limited company

Date: February 26, 2002

By: 

ALAN G SCOTT
Authorized Representative

February 26, 2002

SWEEPING PRICE REDUCTIONS AS BT TARGETS BROADBAND MILLION

BT's chief executive today put his foot on the accelerator for broadband growth throughout the UK, with dramatic price cuts to boost demand.

Ben Verwaayen said: "Broadband is the future for Britain and we're putting it at the heart of BT's plans for growth in the UK mass market. This will drive the whole market forward by making broadband affordable, attractive and accessible."

He revealed BT's plans to target one million asymmetric digital subscriber line (ADSL) broadband connections over BT's network by summer 2003, by:

- cutting wholesale line rental for consumer connections from £25 to £14.75 a month, from April 1
- improving the experience of BT's wholesale customers and end-users through better network performance and service quality
- boosting marketing, including joint projects between BT Wholesale and more than 40 service providers, to champion the benefits of broadband

BT Group plc
Registered Office:
81 Newgate Street London EC1A 7AJ
Registered in England and Wales No. 4190816

www.btplc.com

- encouraging all service providers, including BTopenworld, to use the wholesale saving to set new prices for consumers and businesses and to mount their own campaigns to promote broadband
- searching actively for partnerships to extend broadband to less commercially viable areas.

He said: "This is a stretching programme, but achievable. Through substantial reductions in the cost of providing service we can set prices that will stimulate the market strongly, and make money on it. This is a sustainable business model.

"We are committed to making broadband widely available. We are driving for growth across the entire market. To be sure of meeting these targets we need the support of the entire broadband community including particularly content creators and providers."

Paul Reynolds, CEO of BT Wholesale said: "We have now achieved the price that service providers told us they needed to get end user prices below £30. We have made sustained improvements in network service levels in recent months and are taking action on automation to help service providers to improve the customer experience even further.

"We expect these new low prices to drive up demand for broadband. Now the momentum for broadband take-up should build. Today's announcement is a first step, but a significant one."

Notes to editors

Target: BT is targeting one million connections for its flat rate, always-on, ADSL broadband products by the summer of 2003: currently there are 145,000 users signed up by BT's 200 wholesale customers, up from 40,000 a year ago. With a customer base of over one million, we are targeting a payback per user of below three years.

Prices: The price of BT Wholesale's main consumer product to service providers (BT IPStream 500) will drop from £30 a month, or £25 a month for the recently introduced self-install version, (BT IPStream Home) to £14.75 for both. Rental for existing ADSL wholesale customers of these services will also drop to £14.75.

A review of BT Wholesale's entire price list for ADSL broadband products has been completed and changes have been notified to Oftel today coming into effect on April 1. This also reduces significantly the prices of ethernet business products for service providers and BT Datastream products aimed at other licensed operators.

Together, the price changes will provide all service providers with an opportunity to lower charges substantially to their residential and business customers.

BT Wholesale has achieved the price cuts by a combination of lower input costs and higher volume projections. Technology procurement costs have dropped with volume demand from around the world, core IP costs have reduced and sustained customer service improvements have significantly reduced engineering costs.

The introduction last month of self-install products has also provided a consumer product that is easier and quicker to install. Self-install versions of other existing products are now to be introduced. Economies of scale on switching equipment have been achieved through the higher volume of expected end-users. Greater automation has been introduced to the ordering process, and the larger number of customers means a reduction in unit costs for each end user.

Market stimulation: The new target will be achieved by cutting the wholesale price to enable service providers to drop the retail prices; increasing availability, improving service and actively marketing the benefits of broadband.

A new BT Wholesale marketing campaign launches today. It signals BT Wholesale's efforts to stimulate end-user demand. The business is also giving financial support to assist the marketing campaigns of more than 40 service providers through advertising and direct mail as well as consultancy, data analysis and call centre support. Extensive marketing by service providers to end-users is also expected.

Customer experience: BT Wholesale will continue to develop innovative systems that will enable service providers to improve service to all broadband users. Service level agreements now ensure provision commitments to service providers are met and sophisticated systems are being piloted with more than 20 service providers to provide a better flow of orders and lower provisioning costs as well as benefits such as on-line order tracking. Network resilience is being built-in to handle the anticipated increases.

Expansion: BT intends to expand its existing broadband availability beyond the 1010 largely urban exchanges already enabled, where clear demand indicates commercial viability or in partnerships with others. These upgrades will be in addition to 12 exchanges in Cornwall identified as part of an alliance formed between BT, the South West of England Regional Development Agency, local enterprise and education bodies with backing from the European Regional Development Fund.

Partnerships are now being sought with other Regional Development Agencies, local authorities and alliances to stimulate and meet demand.

Forward-looking statements - caution advised

Certain statements in this news release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: driving the whole UK market forward by making broadband affordable, attractive, available and accessible; expectations regarding reductions in wholesale line rentals; improvements in network performance and service quality; boosting marketing to champion the benefits of broadband, including with other service providers; the support of other service providers in promoting broadband; reducing costs, stimulating the market and making money on it.

Although BT Group believes that the expectations reflected in these forward-looking statement are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT Group and its lines of business; future regulatory actions and conditions in BT Group's operating areas, including competition from others in the UK and other international communications markets; technological innovations, including the cost of developing new products and improving the quality of service; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services not being realised; BT Group's ability to reduce costs, improve quality, find partners and to gain the support of, and work successfully, with others in the broadband market.

Inquiries about this news release should be made to the BT Group newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial +44 20 7356 5369.

All news releases can be accessed at our website:

http://www.btplc.com/mediacentre